Exhibit 97
CLAWBACK POLICY
ARRAY TECHNOLOGIES, INC.
PURPOSE
This Clawback Policy (the “Policy”) applies in the event that (i) Array Technologies, Inc. (together with its subsidiaries, the “Company”), is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (any such covered restatement, a “Restatement”), and (ii) any payout of Performance-based Compensation (as defined below) by the Company was based on a miscalculation of performance results, as further set forth below.
COMPENSATION AND PERSONS SUBJECT TO THE POLICY
For the purposes of this Policy, (i) the term “Performance-based Compensation” means all bonuses and other incentive and equity compensation awarded to each of the Company’s Covered Persons, the amount, payment and/or vesting of which was calculated based wholly, or in part, on the application of objective financial performance criteria measured during any part of the period covered by the Restatement and (ii) the term “Covered Person” shall refer to any person who has been designated (regardless of whether such designation is currently in effect and regardless of whether such person remains an employee of the Company) as an “officer” of the Company under Section 16(a) of the Securities Exchange Act of 1934. “Financial performance criteria” means any criterion or criteria that are determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measures that are derived wholly or in part from such measures, as well as the Company’s stock price and total shareholder return.
STATEMENT OF POLICY
If the Human Capital Committee (the “Committee”) determines that the amount of any Performance-based Compensation actually paid or awarded to a Covered Person (the “Awarded Compensation”) would have been a lower amount had it been calculated based on such restated financial statement, without regard to any taxes paid (the “Adjusted Compensation”), then the Committee shall, except as provided below, recover for the benefit of the Company the excess of the Awarded Compensation over the Adjusted Compensation (the “Excess Compensation”).
The Committee shall be entitled to not seek recovery of Excess Compensation if the Committee determines that to do so would be (i) impracticable and (ii) one or more of the following conditions is satisfied:
a.    after having made a reasonable and documented attempt to recover the Excess Compensation, the Committee determines the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of Excess Compensation to be recovered;
b.    the Company obtains an opinion of home country counsel, acceptable to Nasdaq, that recovery would violate home country law where that law was adopted prior to November 28, 2022; and/or
c.    recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

The Committee shall determine the most appropriate manner to effect recovery pursuant to this policy, which may include making a written demand for repayment from the applicable Covered Person or offsetting amounts owed to such person by the Company, to the extent permissible under applicable law, including applicable tax law. If such Covered Person does not within a reasonable period tender repayment in response to such demand, and the Board determines that he or she is unlikely to do so, the Committee may, in addition to other remedies available to it, seek a court order against the Covered Person for such repayment.
The Company shall not indemnify any Covered Person against the loss of any Excess Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy.
Any determination or other action by the Committee pursuant to this policy shall be made and taken by a vote of a majority of its members.
This Policy shall apply to any performance-based compensation received by a Covered Person from and after the date such Covered Person first becomes subject to the terms hereof, and during the three fiscal years immediately preceding the date on which the Company is required to prepare a Restatement. For the avoidance of doubt, a Covered Person will be deemed to have received Awarded Compensation in the Company’s fiscal period during which the financial reporting criteria specified in the award is attained, even if the Covered Person remains subject to additional payment conditions with respect to such award.
ADVICE OF EXPERTS
In making any determination or in taking or not taking any action under this Policy, the Committee may obtain and may rely on the advice of experts, including employees of and professional advisors to the Company. Any action taken by, or inaction of, the Committee relating to or pursuant to this Policy shall be within the absolute discretion of the Committee. Such action or inaction of the Committee shall be conclusive and binding on the Company, on each affected Covered Person and on each other person directly or indirectly affected by such action.
SEVERABILITY
If any provision of this Policy or the application of any such provision to any Covered Person shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

AMENDMENTS
The Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

NO IMPAIRMENT OF OTHER REMEDIES
The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company may have or any actions that may be imposed by law enforcement agencies, regulators or other authorities. The Company may adopt additional recoupment provisions in the future or amend existing requirements as required by law or regulation.